Exhibit (a)(5)(C)

Press Release issued by the Company on September 30, 2008
announcing its termination and withdrawal of the Offer.

SRS LABS Terminates Dutch Auction Tender Offer

Santa Ana, Calif., September 30, 2008 - SRS Labs, Inc. (NASDAQ: SRSL), the industry leader in surround sound, audio and voice technologies, announced today that its Board of Directors has terminated its Offer to Purchase for Cash up to $10 million in value of shares of its common stock pursuant to a Dutch Auction.  The Dutch Auction, which was previously announced on August 29, 2008, is being terminated and withdrawn as a result of the Company’s receipt of an unsolicited inbound offer to purchase all of the Company’s common stock for consideration with a stated value per share in excess of repurchase price set forth in the Offer to Purchase.  As a result, SRS will not repurchase any shares under the Offer to Purchase, and any shares previously tendered in connection with the Offer to Purchase will be returned promptly to the tendering stockholders by the depositary.  After consultation with its legal and financial advisors, the Company’s board of directors has indicated that it believes that proceeding with the inbound offer as submitted is not in the best interest of the SRS stockholders.

This press release is for informational purposes only and is neither an offer to purchase or a solicitation of an offer to sell shares of SRS common stock.  The solicitation of offers to buy shares of SRS common stock will only be made pursuant to the Offer to Purchase dated August 29, 2008 (as may be amended or supplemented), the related letter of transmittal, and other related documents that SRS is sending to its stockholders.  The tender offer materials contain important information that should be read carefully before any decision is made with respect to the tender offer.  All of the materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov and from the information agent, Laurel Hill Advisory Group, LLC.

About SRS Labs, Inc.

Founded in 1993, SRS Labs is the industry leader in audio signal processing for consumer electronics. Beginning with the audio technologies originally developed at Hughes Aircraft, SRS Labs holds over 150 worldwide patents and is recognized by the industry as the foremost authority in research and application of human auditory principals. Through partnerships with leading global CE companies, semiconductor manufacturers and software partners, SRS audio, surround sound and voice processing technologies have been included in over one billion electronic products sold worldwide including HDTVs, mobile phones, portable media devices, PCs and automotive entertainment. In fact, SRS Labs is the de-facto standard of HDTV audio processing with nine of the top ten name brand flat panel TVs featuring SRS technology. Additionally, SRS Labs surround sound solutions provide the professional broadcast and recording industries with high-performance production, back-haul, storage, and transmission capability. SRS Labs supports manufacturers worldwide with offices in the US, China, Europe, Japan, Korea and Taiwan. For more information, visit www.srslabs.com.

Safe Harbor Statement

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on the Company’s current expectations, estimates and projections about the Company, management’s beliefs, and certain assumptions made by the Company, and events beyond the Company’s control, all of which are subject to change. Such forward-looking statements include, but are not limited to, statements relating to the Company’s inbound acquisition offer. These forward-looking statements are not guarantees of future results or the commitments made by the Company herein, and they are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement. The risks and uncertainties referred to above include, but are not limited to, the sales price of the Company’s common stock and intrinsic value of the Company; the potential acquirer’s response to the Company’s decision and possible other interest in the Company; the Company’s ability to execute on its business plan and increase revenues and profitability; market acceptance of the Company’s technologies and the Company’s ability to improve its market share in its target markets; and the impact of current market and economic conditions, as well as such other factors described in the Company’s filings with the SEC. The forward-looking statements in this press release speak only as of the date they are made. The Company undertakes no obligation to revise or update publicly any forward-looking statement for any reason.

Company Contacts:

Ulrich Gottschling

Chief Financial Officer

SRS Labs, Inc.

Tel 949-442-5596

ir@srslabs.com

Matt Glover

Investor Relations

Liolios Group

Tel 949-574-3860

info@liolios.com